UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1

Universal Truckload Services, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91388P105

(CUSIP Number)

Matthew T. Moroun

12225 Stephens Road

Warren, MI 48089

(586) 939-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,549,832
	9	SOLE DISPOSITIVE POWER: 12,352,286
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,549,832
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 81.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun, as Trustee of the MJ Moroun 2012 Annuity Trust, dated April 30, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,549,832
	9	SOLE DISPOSITIVE POWER: 3,783,929
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,549,832
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 81.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Manuel J. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,549,832
	9	SOLE DISPOSITIVE POWER: 1,252,155
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,549,832
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 81.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Manuel J. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust U/A, dated March 24, 1977, as amended and restated on December 22, 2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,549,832
	9	SOLE DISPOSITIVE POWER: 7,161,462
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,549,832
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 81.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D/A relates is the common stock, no par value (“Common Stock”), of Universal Truckload Services, Inc. (the “Company”), a Michigan corporation with its principal offices located at 12755 E. Nine Mile Road, Warren, Michigan 48089. Each person named in Item 2 below beneficially owns 24,549,832 shares of Common Stock, which constitutes 81.7% of the Common Stock.

Item 2. Identity and Background

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on September 17, 2012. This Amendment No. 1 is being filed on behalf of Matthew T. Moroun in his individual capacity, Matthew T. Moroun, in his capacity as trustee of the MJ Moroun 2012 Annuity Trust, dated April 30, 2012 (the “Annuity Trust”), Manuel J. Moroun in his individual capacity, and by Manuel J. Moroun, in his capacity as trustee of the Manuel J. Moroun Revocable Trust U/A, dated March 24, 1977, as amended and restated on December 22, 2004 (the “MJM Revocable Trust”) (collectively, the “Reporting Persons”).

(a)	This statement is being filed by each of the Reporting Persons.

(b)	The business address for each of the Reporting Persons is: 12225 Stephens Road, Warren, Michigan 48089.

(c)	Matthew T. Moroun is the Chairman of the board of directors of the Company. Matthew T. Moroun also serves as Vice Chairman of CenTra, Inc.’s board of directors and as Chairman of the board of directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI). CenTra, Inc. is a privately-owned transportation holding company. Its business address is 12225 Stephens Road Warren, Michigan 48089. P.A.M. Transportation Services, Inc. is a truckload dry van carrier which transports general commodities throughout the continental United States, and in certain Canadian provinces. Its business address is 297 West Henri De Tonti, Tontitown, Arkansas 72770. Matthew T. Moroun is the principal shareholder and has served as Chairman of Oakland Financial Corporation, an insurance and real estate holding company based in Sterling Heights, Michigan, and its subsidiaries, since 1996.

Manuel J. Moroun is a director of the Company. Manuel J. Moroun also serves as the President and CEO of CenTra, Inc. and as a director on the board of directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI). CenTra, Inc. is a privately-owned transportation holding company. Its business address is 12225 Stephens Road Warren, Michigan 48089. P.A.M. Transportation Services, Inc. is a truckload dry van carrier which transports general commodities throughout the continental United States, and in certain Canadian provinces. Its business address is 297 West Henri De Tonti, Tontitown, Arkansas 72770.

(d)	+ (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On July 15, 2013, Manuel J. Moroun and Matthew T. Moroun, as Trustee of the Annuity Trust, entered into an Agreement Regarding Annuity Payment (the “Agreement”) to provide for an annuity payment due from the Annuity Trust to Manuel J. Moroun. This resulted in the transfer of 1,252,155 shares of Common Stock from the Annuity Trust to Manuel J. Moroun as payment from the Annuity Trust.

Item 4. Purpose of Transaction

The information set forth under Item 3 is hereby incorporated by reference.

No material change.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock beneficially owned by each Reporting Person is 24,549,832, or 81.7% of the Common Stock based on 30,053,912 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on May 9, 2013.

(b)	See Items 7-10 of the cover page for each Reporting Person.

(c)	Except for the transactions described in this statement on Schedule 13D/A, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Matthew T. Moroun is the son of Manuel J. Moroun. Voting and investment power over the MJM Revocable Trust is exercised by Manuel J. Moroun, as trustee; Manuel J. Moroun is also the beneficiary of the MJM Revocable Trust. Voting and investment power over the Annuity Trust is exercised by Matthew T. Moroun, as trustee; and Manuel J. Moroun is an annuitant and Matthew T. Moroun is a beneficiary of the Annuity Trust. The Morouns have agreed to vote the Common Stock to which this Schedule 13D/A relates as a group.

The Company is party to an Amended and Restated Registration Rights Agreement, dated July 25, 2012, with Matthew T. Moroun, the Annuity Trust and the MJM Revocable Trust. The Amended and Restated Registration Rights Agreement amends and restates the Registration Rights Agreement, dated December 31, 2004, among the Company, Matthew T. Moroun and the MJM Revocable Trust. The Amended and Restated Registration Rights Agreement provides Matthew T. Moroun, the Annuity Trust and the MJM Revocable Trust with certain demand registration rights, whereby such persons may demand that the Company use its reasonable best efforts to effect the registration under the Securities Act of the registerable securities held by such persons, subject to certain limitations contained therein. The Amended and Restated Registration Rights Agreement also includes the Annuity Trust as a party thereto, and affords the Annuity Trust with certain rights provided to Matthew T. Moroun and the MJM Revocable Trust pursuant to the Registration Rights Agreement. These rights include the right to “piggyback” on registration statements that the Company uses to register additional shares of Common Stock.

The foregoing description is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, which is incorporated by reference as Exhibit 1 hereto and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

1	Amended and Restated Registration Rights Agreement, dated as of July 25, 2012, among Registrant, Matthew T. Moroun, the Manuel J. Moroun Revocable Trust U/A March 24, 1977, as amended and restated on December 22, 2004 and the M.J. Moroun 2012 Annuity Trust dated April 30, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the Commission on July 26, 2012) (file number 000-51142).

2	Joint Filing Agreement, dated as of July 22, 2013, among Matthew T. Moroun, Matthew T. Moroun, as Trustee of the 2012 MJ Moroun Annuity Trust, Manuel J. Moroun, and Manuel J. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: July 22, 2013	/s/ Matthew T. Moroun
Matthew T. Moroun

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the
2012 MJ Moroun Annuity Trust

/s/ Manuel J. Moroun
Manuel J. Moroun

/s/ Manuel J. Moroun, as Trustee
Manuel J. Moroun, as Trustee of the
Manuel J. Moroun Revocable Trust

Exhibit Index

Exhibit No.	Description

1	Amended and Restated Registration Rights Agreement, dated as of July 25, 2012, among Registrant, Matthew T. Moroun, the Manuel J. Moroun Revocable Trust U/A March 24, 1977, as amended and restated on December 22, 2004 and the M.J. Moroun 2012 Annuity Trust dated April 30, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the Commission on July 26, 2012) (file number 000-51142).

2	Joint Filing Agreement, dated as of July 22, 2013, among Matthew T. Moroun, Matthew T. Moroun, as Trustee of the 2012 MJ Moroun Annuity Trust, Manuel J. Moroun, and Manuel J. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.